SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2008 Interim Results, dated August 27, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 27, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2008 INTERIM RESULTS

• Turnover reached RMB196.5 billion, up by 17.9%	• Profit attributable to shareholders of RMB54.8 billion, up by 44.7%

• EBITDA of RMB104.4 billion, up by 16.2%	• Total subscribers and net additions reached 415 million and 45.25 million, respectively

• EBITDA margin of 53.1%, maintained at high level	• Payment of an interim dividend of HK$1.339 per share. The Company’s planned dividend payout ratio for the full year of 2008 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

2008 has been an extraordinary year for China. In spite of a series of natural disasters including snowstorms, earthquake and floods, China’s economy has managed to sustain steady growth. During the first half of 2008, the Government made an announcement defining the direction of the reform of the telecommunications industry. Leveraging our competitive advantages, through effective management and united effort, the Group overcame a variety of challenges to record a healthy business performance — remarkable financial results and favorable profitability all continued to contribute to improved shareholder value.

In August 2008, the world watched as the Beijing Olympics was held successfully, and China had fulfilled her commitment to the world. As the mobile telecommunications services partner for the Beijing Olympics, the Group was proud to have played its role, doing an outstanding job in ensuring successful communication services.

Financial Results

For the six months ended 30 June 2008, the Group’s operating revenue continued to grow, reaching RMB196,460 million, representing an increase of 17.9 per cent. over the same period of last year. Profitability was significantly enhanced, and profit attributable to shareholders reached RMB54,849 million — an increase of 44.7 per cent. over the same period of last year due partly to change in PRC enterprise income tax rate. Margin of profit attributable to shareholders reached 27.9 per cent.

EBITDA reached RMB104,361 million, representing an increase of 16.2 per cent. over the same period of last year while basic earnings per share reached RMB2.74, an increase of 44.2 per cent. over the same period of last year. Our Group’s value-added business revenue continues to enjoy satisfactory growth, reaching RMB52,996 million, representing an increase of 26.4 per cent. The income from value-added business contributed 27.0 per cent. of the total operating revenue — an increase of 1.3 percentage points over the previous year.

The Group’s current sound capital structure and financial strength provide a solid foundation for sustainable future development.

Business Developments

In the first half of 2008, the Group did its best when it came to dealing with the Sichuan earthquake and subsequent disaster relief. In the meantime, management and business development efforts showed good prospects, and operational results remained robust.

The Group enjoyed continued rapid growth in its subscriber base, value-added business and voice usage volume. The net increase of new subscribers per month topped 7.5 million, taking total subscriber number to 415 million. Our value-added business grew strongly, continuing to increase its contribution to overall revenue. After the gradual changes to the tariff structure and the roaming tariff scheme, our operational revenue sustained steady growth. For the six months ended 30 June 2008, the Group’s total voice usage volume reached 1,160.474 billion minutes and the average minutes of usage (MOU) was 496 minutes. Average revenue per user per month (ARPU) was RMB84.

In the first half of 2008, the Group followed a “lower APRU, lower MOU, lower cost” strategy to target the unique requirements of customers in rural areas. We also lowered the subscription threshold as well as the operation costs, implementing a national sales program with united theme in cities and villages. In addition we also expanded the business content of the “Agricultural Information Service”, further extending our rural market. Leveraging our advantages we have consolidated our leading position in the rural market, which continued to contribute significantly to developing the Group’s subscriber base and growing revenue.

Our value-added business enjoyed strong revenue growth and accounted for 27.0 per cent. of the Group’s total operating revenue.

The mobile music business flourished, with membership of the wireless music club reaching 80.83 million as at 30 June 2008. Our “Mobile Paper” news and information business also developed rapidly, with the number of paying subscribers growing to over 40.24 million. It is clear that the mobile phone is becoming a vibrant form of media, and drive for rapid revenue growth.

Our “Fetion” instant messaging service has captured 111.81 million subscribers and jumped to 3rd place in mainland China’s Instant Messaging market. At the same time, the Group continued to strengthen product development, creating a variety of products such as the 12580 Integrated Information Service, 139 Mailbox, Mobile Games to name just a few to enhance the multi- functionality of the mobile phone. A solid value-added business product development structure is now in place to provide an engine for future business growth.

The Group has also further explored the corporate customer market. In the first half of 2008, we enhanced our corporate customer development and further improved corporate customer relations to increase customer loyalty.

We also actively promoted industry specific application solutions to increase the informatization application coverage of major industry sectors including agriculture, education and commerce. With the Government’s strong focus on the development of e-commerce and informatization for SMEs, we offered custom-made solutions for different enterprises, and brought mobile informatization into their production and management processes. As of 30 June 2008, our corporate customer base had reached 2.39 million companies and provided a solid foundation for full-service telecommunications market in the future.

We are the world’s No. 1 mobile telecommunications operator in terms of network scale and subscriber base. In the first half of 2008, our network capability was further enhanced through a steady network upgrade as well as further development of centralized network operations and maintenance. We maintained our world class network quality with wireless connection rate remaining at 99.2 per cent.

Our international roaming services have continued to expand. As of 30 June 2008, we offered GSM roaming services through 370 operators in 237 countries and regions and GPRS roaming services in 168 countries and regions around the world.

Earthquake recovery efforts

The Sichuan Earthquake not only shocked the world, but also caused the most extensive damage ever to our base stations and network equipment. At the worst time, 4,457 base stations were out of service, the out of services rate in the worst affected provinces was 20%. In the race to save lives and provide assistance, we put every effort into ensuring that communications were back on line in the shortest possible time.

Immediately after the earthquake struck, the Group set up a special Earthquake Recovery and Disaster Relief Committee and executed the highest level emergency communication plan. The management immediately went to the front lines to organize and lead the recovery. As well as the centralized allocation of equipment and staff, we optimized the overall network circuit and traffic flow, ensuring that communication between key areas remained stable. We also went to extremes, building 25 emergency base stations with airborne equipment — a historic first — to quickly provide wide area communication for the affected regions and greatly contributing to the success of the first phase of earthquake recovery and disaster relief efforts.

While sustaining uninterrupted operation, China Mobile provided a free search service — “Safe and Well Messages” — to help people trace relatives as well as offering psychological counseling. At the same time we helped the Government distribute disaster information. The network has resumed to normal. While the human cost of the earthquake cannot be understated, the earthquake tested the Group’s ability to handle extremely difficult emergencies and provided valuable experience for global disaster relief communication.

Taking into consideration the Government’s overall disaster recovery development initiatives, as well as considerations for telecommunications network safety, advancements and environmental protection initiatives, we formulated the China Mobile Reconstruction Plan for meeting telecommunications needs in the affected area.

Serving the Olympics

In August 2008, the eyes of the world were on the Beijing Olympics. As the sole mobile telecommunications services partner for the Beijing Olympics, we completed the network construction for Olympic venues and hot spots in time. We also carried out testing of roaming terminals and basic business of 384 overseas operators in all the Olympic cities, and greatly reinforced the quality of international business services.

We helped the Beijing Organizing Committee to build the handset version of the official Olympic website, and provided various Olympic products such as Immediate Photo Transmission, Wireless Info. We also offered other special Olympic products to our consumer customers including Olympic Mobile TV, Olympic Mobile Paper and Olympic Mobile Music.

During the Olympics, our superior network quality, comprehensive network coverage and service choices enjoyed excellent market reception. Especially on the night of the opening ceremony, with world-class telecommunication quality, we not only met the tremendous telecommunications demands in the National Stadium, but also set a record of ensuring voice communication during a spike of 110,000 voice calls per hour.

Success in serving the Olympics is not only the fulfillment of our corporate commitment, but also, it improved our business and service levels, and greatly enhanced China Mobile’s brand value.

Management of the Company

We are convinced that refined and effective management can lead to strong operational performance, so we have been continuing our efforts in improving our management. In 2008, we made further improvement on our “One China Mobile” project, in order to strengthen the management of our subsidiaries, improve our management efficiency and execution ability through a standardized and centralized management system. At the same time, to enhance corporate governance, the Company improved the internal control and risk management systems. These enhanced standardized internal control systems ensure that the Company’s internal control policies are more effective.

In 2008, our achievements continued to be widely recognized. The Company’s ranking in the “FT Global 500” by the Financial Times has jumped from 16th last year to 5th place this year. We made the BusinessWeek’s “Info Tech 100” companies list for the seventh year in a row, rising to 7th place from 10th last year. Our ranking in Forbes magazine’s “Global 2000” list also rose to 78th place from 89th. The China Mobile brand was also included in the Millward Brown and Financial Times’ “BRANDZTM Top 100” for the third consecutive year and currently ranks the 5th. On 31 July 2008, Standard & Poor’s upgraded our ratings to A+/Outlook Stable.

Dividends

China Mobile holds the interests and the return on investment for its shareholders — particularly its minority shareholders — in the highest regard. After reviewing the favorable operating results for the first half of 2008, our long-term development plans, as well as the 43 per cent. dividend payout plan for the full year of 2008, the Board has recommended the payment of an interim dividend of HK$1.339 per share for the six months ended 30 June 2008.

The Board is convinced that the Company’s strong operational performance and cash flow are capable of supporting our future growth, while also providing shareholders with a favorable cash return. To that end the Company will continue its efforts to steadily increase dividend yield in the long term in order to generate the best possible returns for shareholders.

Appointment of Director

With the approval of the Nomination Committee and the Board Mr. Zhang Chunjiang was appointed as the Company’s Vice Chairman and Executive Director on 5 June 2008. Mr. Zhang has extensive management experience and valuable professional expertise. We strongly believe that Mr. Zhang Chunjiang will bring many benefits to the Company and on behalf of the Company and the Board, I welcome Mr. Zhang Chunjiang on joining us.

Restructuring of the Telecommunications Industry

On 24 May 2008, the Ministry of Industry and Information Technology, the National Development and Reform Commission and the Ministry of Finance jointly issued the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector relating to the further reform of the telecommunications industry in Mainland China. The announcement defines the direction of the reform of telecommunications industry in China, provides the guideline of changes in competitive landscape, as well as actively promotes homegrown telecommunication technology innovation.

The Company believes that such reform will benefit the optimization of current telecommunication network resources and the implementation of full-service operations. It will also foster appropriate and healthy market competition. At the same time, as the domestic economy continues to develop, the demand for telecommunications and information services will continue to increase. This will create tremendous potential for China’s telecommunications market, which in turn, offers tremendous opportunity for different telecommunications operators. The Government’s active promotion of homegrown innovation will also drive the operators innovation capability and overall competitiveness.

Looking to the Future

The combination of economic growth in China, rising consumer purchasing power, the continuous development of the rural economy and the acceleration of informatization throughout the country is driving a tremendous demand for telecommunications and information services. This, in turn, is creating a huge market for us.

As industry reform deepens, with the completion of the restructuring and the introduction of full- service operations, changes in the competitive landscape will take place.

To meet new opportunities associated with new challenges, in the second half of 2008, we will leverage our strong foundation and overall competitiveness, as well as optimizing and continuing our current competitive edge in the mobile telecommunications market. We will maintain positive business development and financial growth and adapt rapidly to changes in the operational and competitive environment, readying ourselves for full-service operation. At the same time, we will focus on innovations. This includes assisting our parent company in the construction of TD-SCDMA network, in which current network resources will be fully utilized, and integrating the 2G network into the 3G in preparation for the full introduction of 3G operations. We will also closely monitor the development of TD-LTE network technology to ensure momentum for future development.

In addition the Company will actively search for quality overseas telecommunications assets as investment opportunities and as a way to explore international development.

However, fundamentally our focus remains unchanged — to maintain a solid, long-term business foundation with the goal of creating best possible return for our investors.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 27 August 2008

UNAUDITED CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2008

(Expressed in Renminbi)

		Six months ended 30 June
		2008		2007
	Note	RMB million		RMB million
Operating revenue (Turnover)	4
Usage fees			124,374		107,661
Monthly fees			9,847		10,176
Value-added services fees			52,996		41,915
Other operating revenue			9,243		6,828

			196,460		166,580

Operating expenses
Leased lines			1,270		1,180
Interconnection			11,402		10,488
Depreciation			33,313		34,938
Personnel			9,400		8,667
Other operating expenses			71,179		57,802

			126,564		113,075

Profit from operations			69,896		53,505
Other net income			1,050		1,264
Non-operating net income			163		248
Interest income			2,802		1,709
Finance costs			(927)		(855)

Profit before taxation	5		72,984		55,871
Taxation	6		(18,064)		(17,906)

Profit for the period			54,920		37,965

Attributable to:
Equity shareholders of the Company			54,849		37,907
Minority interests			71		58

Profit for the period			54,920		37,965

Earnings per share — Basic	8(a)	RMB	2.74	RMB	1.90

Earnings per share — Diluted	8(b)	RMB	2.69	RMB	1.87

Dividend per share	7(a)

— Ordinary		HK$	1.339	HK$	0.837

— Special			—	HK$	0.085

EBITDA (RMB million)			104,361		89,814

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2008

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2008	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
Shares issued under share option scheme (Note 16)	1	284	(16)	—	—	—	—	269	—	269
Dividends approved and paid during the period (Note 7(b))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Equity settled share-based transactions	—	—	132	—	—	—	—	132	—	132
Profit for the period	—	—	—	—	—	—	54,849	54,849	71	54,920
Exchange differences	—	—	—	—	(442)	—	—	(442)	—	(442)

At 30 June 2008	2,137	386,027	(292,040)	72	(1,130)	84,840	227,625	407,531	559	408,090

At 1 January 2007	2,130	383,807	(292,634)	72	(43)	66,961	158,709	319,002	371	319,373

Shares issued under share option scheme	3	1,154	(245)	—	—	—	—	912	—	912
Dividend approved and paid during the period (Note 7(b))	—	—	—	—	—	—	(16,267)	(16,267)	—	(16,267)
Equity settled share-based transactions	—	—	453	—	—	—	—	453	—	453
Profit for the period	—	—	—	—	—	—	37,907	37,907	58	37,965
Exchange differences	—	—	—	—	(300)	—	—	(300)	—	(300)

At 30 June 2007	2,133	384,961	(292,426)	72	(343)	66,961	180,349	341,707	429	342,136

UNAUDITED CONSOLIDATED BALANCE SHEET

at 30 June 2008

(Expressed in Renminbi)

		Unaudited At 30 June 2008	Audited At 31 December 2007
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	9	283,302	257,170
Construction in progress	9	50,570	47,420
Land lease prepayments		9,125	8,383
Goodwill		36,894	36,894
Other intangible assets		383	469
Interest in associates		—	—
Deferred tax assets		8,318	5,445
Other financial assets		77	77

		388,669	355,858

Current assets
Inventories		3,458	3,295
Accounts receivable, net	10	7,585	6,985
Other receivables	11	4,195	2,929
Prepayments and other current assets	11	7,612	5,680
Amount due from ultimate holding company	12	56	78
Tax recoverable		14	124
Deposits with banks		122,285	109,685
Cash and cash equivalents	13	89,444	78,859

		234,649	207,635

Current liabilities
Accounts payable	14	74,293	63,927
Bills payable		1,694	1,853
Deferred revenue		27,729	23,762
Accrued expenses and other payables		65,208	50,860
Amount due to ultimate holding company	12	17	26
Amount due to immediate holding company		194	196
Obligations under finance leases		68	68
Current taxation		11,688	14,261

		180,891	154,953

Net current assets		53,758	52,682

Total assets less current liabilities carried forward		442,427	408,540

UNAUDITED CONSOLIDATED BALANCE SHEET (CONT’D)

at 30 June 2008

(Expressed in Renminbi)

		Unaudited At 30 June 2008	Audited At 31 December 2007
	Note	RMB million	RMB million
Total assets less current liabilities brought forward		442,427	408,540

Non-current liabilities
Interest-bearing borrowings	15	(33,626)	(33,582)
Deferred revenue, excluding current portion		(611)	(597)
Deferred tax liabilities		(100)	(122)

		(34,337)	(34,301)

NET ASSETS		408,090	374,239

CAPITAL AND RESERVES
Share capital	16	2,137	2,136
Reserves		405,394	371,615

Total equity attributable to equity shareholders of the Company		407,531	373,751
Minority interests		559	488

TOTAL EQUITY		408,090	374,239

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2008

(Expressed in Renminbi)

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Net cash from operating activities	99,592	86,516

Net cash used in investing activities	(66,947)	(37,554)

Net cash used in financing activities	(21,638)	(16,159)

Net increase in cash and cash equivalents	11,007	32,803

Cash and cash equivalents at 1 January	78,859	71,167

Effect of changes in foreign exchange rate	(422)	(251)

Cash and cash equivalents at 30 June	89,444	103,719

Analysis of the balances of cash and cash equivalents

Deposits with banks within three months of maturity	5,516	16,466

Cash at bank and in hand	83,928	87,253

	89,444	103,719

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1.	Basis of preparation

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorised for issuance on 27 August 2008.

The preparation of an interim financial report in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

This interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee and the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2007 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2007 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 19 March 2008.

2.	Significant accounting policies

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2008. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

These developments have not resulted in any significant changes to the accounting policies adopted by the Group. Consequently, the interim financial report has been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

Subsequent to the date of this interim financial report it is possible that the IASB and/or the HKICPA will announce new or revised IFRSs or HKFRSs that will be first effective, or will be available for voluntary early adoption, in the annual financial statements for the year ending 31 December 2008. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

3.	Segment reporting

No analysis of the Group’s turnover and contribution to profit from operations by geographical segment or business segment has been presented as the majority of the Group’s operating activities are carried out in Mainland China and less than 10 per cent. of the Group’s turnover and contribution to profit from operations were derived from activities outside Mainland China or outside the Group’s mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group’s total assets.

4.	Turnover

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the services rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5.	Profit before taxation

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Impairment loss for doubtful accounts	2,411	2,258
Amortization of other intangible assets	102	107
Operating lease charges
— land and buildings	2,727	2,021
— leased lines	1,270	1,180
— others	1,154	1,030
Contributions to defined contribution retirement plans	811	632

6.	Taxation

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	47	34
Provision for PRC enterprise income tax on the estimated taxable profits for the period	20,919	20,047
(Over)/under-provision in respect of PRC enterprise income tax for prior period	(7)	9

	20,959	20,090
Deferred tax
Origination and reversal of temporary differences	(2,895)	(2,184)

	18,064	17,906

(i)	On 26 June 2008, the Hong Kong Profits Tax rate was enacted to reduce from 17.5 per cent. to 16.5 per cent. with effect from the year of assessment 2008/09. In accordance with the new tax rate, the provision for Hong Kong profits tax for the six months ended 30 June 2008 is calculated at 16.5 per cent. (2007: 17.5 per cent.) of the estimated assessable profits for the period.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 25 per cent. (2007: 33 per cent.) of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2008, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which were previously taxed at preferential rate of 15 per cent. in 2007, for which the applicable preferential tax rate is 18 per cent. for 2008 and will be increased to 20 per cent., 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2009, 2010, 2011 and 2012, respectively. Accordingly, the deferred tax of the Group is recognized based on tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

7.	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Ordinary interim dividend declared after the balance sheet date of HK$1.339 (equivalent to approximately RMB1.177) (2007: HK$0.837 (equivalent to approximately RMB0.816)) per share	23,600	16,318
No special interim dividend declared after the balance sheet date (2007: HK$0.085 (equivalent to approximately RMB0.083) per share)	—	1,657

	23,600	17,975

The ordinary interim dividend which is declared in Hong Kong dollars is translated into RMB at the rate HK$1 = RMB0.87917, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2008. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2008.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.160 (equivalent to approximately RMB1.086) (2007: HK$0.763 (equivalent to approximately RMB0.767)) per share	20,742	14,918
Special final dividend in respect of the previous financial year, approved and paid during the period, of HK$0.016 (equivalent to approximately RMB0.015) (2007: HK$0.069 (equivalent to approximately RMB0.069)) per share	286	1,349

	21,028	16,267

8.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB54,849,000,000 (for the six months ended 30 June 2007: RMB37,907,000,000) and the weighted average number of 20,037,857,197 shares (for the six months ended 30 June 2007: 19,993,715,033 shares) in issue during the six months ended 30 June 2008.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB54,849,000,000 (for the six months ended 30 June 2007: RMB37,907,000,000), and the weighted average number of 20,375,759,036 shares (for the six months ended 30 June 2007: 20,290,080,849 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2008	2007
	Number of shares	Number of shares
Weighted average number of shares at 30 June	20,037,857,197	19,993,715,033
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	337,901,839	296,365,816

Weighted average number of shares (diluted) at 30 June	20,375,759,036	20,290,080,849

9.	Property, plant and equipment, net and construction in progress

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2008, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB63,873,000,000 (for the six months ended 30 June 2007: RMB51,128,000,000).

(b)	Disposal/write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB13,000,000 were disposed of during the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB6,000,000), resulting in a gain on disposal of RMB7,000,000 (for the six months ended 30 June 2007: RMB1,000,000).

Property, plant and equipment with a net book value of RMB1,270,000,000 were written off during the six months ended 30 June 2008 (for the six months ended 30 June 2007: RMB902,000,000).

10.	Accounts receivable, net

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts is as follows:

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Within 30 days	5,246	4,986
31–60 days	1,237	1,058
61–90 days	794	713
Over 90 days	308	228

	7,585	6,985

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

11.	Other receivables, prepayments and other current assets

Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits.

All of the other receivables, except utilities deposits and rental deposits, are expected to be recovered within one year.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

12.	Amounts due from/to ultimate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

13.	Cash and cash equivalents

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Deposits with banks within three months of maturity	5,516	8,359
Cash at bank and in hand	83,928	70,500

	89,444	78,859

14.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The ageing analysis of accounts payable as at 30 June 2008 is as follows:

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Amounts payable in the next:

1 month or on demand	51,210	45,119
2–3 months	7,965	6,048
4–6 months	7,080	5,165
7–9 months	4,085	3,091
10–12 months	3,953	4,504

	74,293	63,927

15.	Interest-bearing borrowings

		Unaudited At 30 June 2008	Audited At 31 December 2007
	Note	RMB million	RMB million
Bonds	(i)	9,993	9,949
Deferred consideration payable	(ii)	23,633	23,633

		33,626	33,582

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i)	As at 30 June 2008, the bonds represent the balance of ten-year guaranteed bonds (“Ten-year Bonds”) and fifteen-year guaranteed bonds (“Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011.

The Fifteen-year Bonds bear interest at the rate of 4.5 per cent. per annum and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 28 October 2017 and the interest will be accrued up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	As at 30 June 2008, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum. The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

16.	Share capital

Issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million
At 1 January 2008	20,031,905,590	2,003	2,136
Shares issued under share option scheme	12,850,621	1	1

At 30 June 2008	20,044,756,211	2,004	2,137

At 30 June 2008, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options
Options granted to directors
— on 3 July 2002	210,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 21 December 2004	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005	5,685,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Options granted to other employees
— on 3 July 2002	46,587,299	50% two years from the date of grant, 50% five years from the date of grant	10 years
— on 28 October 2004	121,978,744	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
— on 8 November 2005	268,124,900	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	443,805,618

No options were granted to the directors of the Company and employees of the Group during the six months ended 30 June 2008 and 2007. Share options involving a total number of 21,050 ordinary shares previously granted to certain employees of the Group have lapsed during the period.

During the six months ended 30 June 2008, the directors of the Company and the employees of the Group exercised options to subscribe for 90,000 and 12,760,621 ordinary shares of the Company, respectively.

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options
3 July 2002	HK$	22.85	HK$	124.33	HK$	246,178,017	10,773,655
28 October 2004	HK$	22.75	HK$	122.73	HK$	38,218,089	1,679,916
8 November 2005	HK$	34.87	HK$	123.64	HK$	13,845,134	397,050

							12,850,621

17.	Related party transactions

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the six months ended 30 June 2008 and 2007.

			Six months ended 30 June
			2008	2007
	Note		RMB million	RMB million
Property leasing and management services charges	(i	)	529	363
Telecommunications services charges	(ii	)	1,458	1,021
Interest paid/payable	(iii	)	636	589

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to the CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(b)	Transactions with other state-controled entities in the PRC

Apart from transactions with the CMCC Group (see note 17(a)), the Group, a state-controled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controled entities”) in the ordinary course of business. These transactions primarily include rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controled entities and have been reflected in the financial statements.

As part of the transactions with state-controled entities as mentioned above, the Group has material transactions with other state-controled telecommunications operators in the PRC in the normal course of providing telecommunications services. These transactions are conducted and settled in accordance with rules and regulations stipulated by the Ministry of Industry and Information Technology (formerly Ministry of Information Industry) of the PRC government. Additionally, the Group has material transactions and balances with state-controled financial institutions.

Set out below are the principal transactions and balances with state-controled telecommunications operators and state-controled financial institutions in the PRC:

(i)	Principal transactions with state-controled telecommunications operators in the PRC:

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Interconnection revenue	6,503	5,215
Interconnection charges	9,921	9,176
Leased line charges	1,104	1,013

(ii)	Principal balances with state-controled telecommunications operators in the PRC:

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Accounts receivable and other receivables	980	629
Accounts payable and other payables	1,866	1,675

(iii)	Principal transactions with state-controled financial institutions in the PRC:

	Six months ended 30 June
	2008	2007
	RMB million	RMB million
Interest income	2,576	1,658

(iv)	Principal balances with state-controled financial institutions in the PRC:

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Deposits with banks	121,657	109,685
Cash and cash equivalents	87,532	75,438

18.	Commitments

(a)	Capital commitments

Capital commitments outstanding at 30 June 2008 not provided for in the interim financial report were as follows:

	Unaudited At 30 June 2008	Audited At 31 December 2007
	RMB million	RMB million
Commitments in respect of land and buildings
— authorized and contracted for	3,678	2,642
— authorized but not contracted for	6,813	10,346

	10,491	12,988

Commitments in respect of telecommunications equipment
— authorized and contracted for	19,991	13,424
— authorized but not contracted for	44,923	71,817

	64,914	85,241

Total commitments
— authorized and contracted for	23,669	16,066
— authorized but not contracted for	51,736	82,163

	75,405	98,229

(b)	Operating lease commitments

At 30 June 2008, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million
Unaudited at 30 June 2008
Within one year	3,080	813	778	4,671
After one year but within five years	6,589	879	843	8,311
After five years	2,492	189	331	3,012

	12,161	1,881	1,952	15,994

Audited at 31 December 2007
Within one year	3,099	1,045	665	4,809
After one year but within five years	6,313	1,253	495	8,061
After five years	2,191	350	63	2,604

	11,603	2,648	1,223	15,474

19.	Post balance sheet events

After the balance sheet date the directors declared an ordinary interim dividend. Further details are disclosed in note 7(a).

20.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2008

Up to the date of issue of this interim financial report, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2008 and which have not been adopted in this interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
IFRIC/HK(IFRIC) Interpretation 13	Customer loyalty programmes	1 July 2008
IAS/HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
IAS/HKAS 23 (Revised)	Borrowing costs	1 January 2009
IFRS/HKFRS 8	Operating segments	1 January 2009
Amendment to IAS 27	Consolidated and separate financial statements — Cost of an investment in a subsidiary, joint-controlled entity or associate	1 January 2009
Amendment to IFRS/HKFRS 2	Share-based payment — Vesting conditions and cancellations	1 January 2009
Amended IAS/HKAS 27	Consolidated and separate financial statements	1 July 2009
IFRS/HKFRS 3 (Revised)	Business combinations	1 July 2009

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position except for IFRIC/HK(IFRIC)-Int 13, Customer loyalty programmes.

IFRIC/HK(IFRIC)-Int 13 addresses the accounting by companies that grant loyalty award credits (sometimes referred to as “points”) to customers who buy goods or services. It requires the award to be accounted for as a separate component of the sale transaction, with the fair value of the award being deferred until the obligation to provide free or discounted goods or services has been redeemed. IFRIC/HK(IFRIC)-Int 13 is effective for annual periods beginning on or after 1 July 2008, with early application permitted. The Group intends to adopt this interpretation in the 2009 financial year and no effect has been made in the interim financial report.

In addition, IAS/HKAS 1 (Revised), Presentation of financial statements, which is effective for annual periods beginning on or after 1 January 2009, may result in new or amended disclosures in the financial statements.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital Expenditure

During the first half of 2008, in order to support continuing rapid growth of revenue driven by increasing subscriber base as well as voice usage volume, the Group, seeing strong early morning gains, has strengthened its construction management and proactively shortened the construction period. The Group’s capital expenditure for the first half of 2008 was approximately RMB65,453 million, representing 33.3 per cent. of operating revenue, which was mainly used for the construction of GSM network, business system support, transmission facilities, infrastructure buildings and for the development of new technologies and new businesses. The capital expenditure was primarily financed by cash flow generated from operations. Taking into consideration factors including post-disaster reconstruction and business development, the Group will increase, to a certain extent, its investment in capital expenditure. The additional capital expenditure for 2008 is expected to be less than 8 per cent. of the originally planned capital expenditure for the whole year. The Group is determined to continuously pursue rational investments and cautiously consider the cost efficiency of capital investment, with a view to ensuring favourable investment returns.

2.	Operating Expense

With a view to enhancing the Company’s future competitiveness, in the first half of 2008, the Group increased its investment in sales channel, customer care, network optimization, system support, research and development, etc. by consistently upholding its doctrines of wise resource allocation through rational investment, effective cost allocation and refined management. The Group’s operating expenses for the first half of 2008 totaled RMB126,564 million, representing an increase of 11.9 per cent. over the same period of last year. With the sustainable rapid growth of the business, the Company’s advantages of economies of scale continued to be realized. This was reflected through the declining ratios of operating expense over operating revenue, average operating expenses per user per month and the average operating expenses per minute of usage by 3.5 percentage points, 9.9 per cent. and 20.1 per cent., respectively, despite the fact that there was an increase of 17.9 per cent., 24.7 per cent. and 40.0 per cent. in revenue, number of subscribers and voice usage volume, respectively, over the same period of last year.

3.	Strong Cash Flow and Sound Capital Structure

The Group continued to sustain its robust cash flow as a result of sustained favourable growth in overall business performance and revenue, proactive cost control measures, highly-efficient capital expenditure management and the effect of economies of scale. The Group’s free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) was RMB34,139 million for the six months ended 30 June 2008. As of 30 June 2008, the Group’s total cash and bank balances were RMB211,729 million, of which 98.7 per cent., 0.3 per cent. and 1.0 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

As of 30 June 2008, the Group’s debt to capitalization ratio (capitalization represents the sum of total debt and total shareholders’ equity value) was approximately 8.0 per cent. At the end of June 2008, the short-term and long-term borrowings of the Group totaled RMB35,388 million, representing a decrease of RMB115 million from the end of 2007. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 33.2 per cent. was in RMB (consisting principally of RMB bonds), and 66.8 per cent. was in U.S. dollars (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). Approximately 81.1 per cent. of the Group’s borrowings were made at floating interest rates. The actual average interest rate of borrowings of the Group was approximately 5.23 per cent. in the first half of 2008, whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 77 times.

The Group will continue to pursue prudent financial principle, adhere to efficient financial risk management, strive for maintaining its robust cash generating capability, adopt wise resource allocation, maintain a prudent debt policy, as well as reinforce and develop favorable economic benefits, with a view to generating greater returns for its shareholders continuously.

4.	Personnel Expense

The Group continued to strengthen its highly-efficient human capital management and incentive mechanism, promote human resource management, persistently implement effective and comprehensive budget management and performance-based evaluation, with an aim to maintaining its competitive advantage in terms of human resources while effectively controlling personnel expense. Personnel expense was RMB9,400 million in the first half of 2008. Personnel expense accounted for 4.8 per cent. of the total operating revenue, representing a decrease of 0.4 percentage points as compared to the same period of last year. The Group had a total of 135,132 employees as of 30 June 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2008.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the six months ended 30 June 2008, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2008 to 30 June 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 17 September 2008 to 19 September 2008 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2008 interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 16 September 2008. The interim dividend will be paid on or about 26 September 2008 to those shareholders on the register of members on 19 September 2008.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2008 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

The 2008 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2008 but is extracted from the financial statements for the six months ended 30 June 2008 to be included in the 2008 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Paul Michael Donovan as a non-executive director.